Brian J. Kearns
Chief Financial Officer
March 20, 2007
Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C., 20549
Dear Jim:
I am providing you with this letter in response to verbal comments received from Mark Brunhofer on January 19, 2007 to Lannett Company. We have included those comments along with our corresponding responses.
We look forward to working with you to address any additional questions you may have.
Regards,
Brian J. Kearns
Vice President – Finance, Chief Financial Officer, Secretary and Treasurer

cc.	Mark Brunhofer, Staff Accountant
Kevin Woody, Branch Chief

Lannett Company
January 19, 2007 SEC Verbal Comments
& Lannett Responses
SEC Comment #1
All amended filings must be named “Form 10-K/A” or “Form 10-Q/A.”
Lannett Response:
Lannett will comply.
SEC Comment #2
In Comment #1 of the letter from the SEC dated October 26, 2006, the second bullet point indicates that there is a significant overaccrual of chargeback reserves at June 30, 2004, and the Company has effectively netted a credit related to fiscal 2004 against the provision for 2005 chargebacks.
Lannett Response:
The Company will correct the rollforward to show the effect of reversals charged in 2005 related to sales recorded in prior fiscal years.
SEC Comment #3
In Comment #2 b. of the letter from the SEC dated October 26, 2006, SEC staff recommended that the Company specifically disclose that it is working on systems to track chargebacks and rebates requests. The Company should clarify whether it is working on rebates and chargebacks separately, as management had commented to SEC Staff previously.
Lannett Response: The Company will include change to amendment to clearly indicate that the rebates and chargebacks will be analyzed and estimated separately from each other, with new disclosure: “Currently, the Company is in the process of developing systematic tracking of rebates and chargebacks to improve the accuracy of estimating chargebacks and rebates. This will enable the Company to separately analyze rebates and chargebacks, and will allow the Company to more accurately estimate the required reserve on each category. This is expected to be completed by the end of Fiscal 2007.”
SEC Comment #4
The Company proposed amendments with the following language: “increased demand for Levothyroxine Sodium, for which the reserve rebate and chargeback reserve remains consistent, but is higher than most other products.” Why is it higher for Levothyroxine?
Lannett Response:
The Company will add disclosure surrounding the chargeback and rebate reserves for Levothyroxine. This drug’s reserves are higher than other drugs because of the number of competitors in the market. This may change if the number of competitors decline, because low prices will force some competitors out of the market, which in turn will lead to higher prices again.

SEC Comment #5
a.	In your response to comment # 5 of the October 26, 2006 letter, the Company states that “In addition, sales of Levothyroxine Sodium tablets have exceeded expectations.” This wording may be confusing, consider changing “In addition”

b.	In your response to comment # 5 of the October 26, 2006 letter, the Company must make subsequent disclosure on this sale of previously reserved inventory.
Lannett Response:
a.	The Company will change “In addition” to “Separately” to make the sentence more clearly follow the previous statement in that response.

b.	This disclosure will be added to the June 30, 2006 Form 10-K: “During Fiscal 2006, approximately $400,000 of previously reserved inventory had been sold to customers, and the related reserve reduced by that amount.”
SEC Comment #6
a.	Expand disclosure to address what kinds of activities occur when DSO exceeds 60 days.

b.	Elaborate on other causes of less than 60 day net DSO calculation.
Lannett Response:
a.	“When DSO exceeds 60 days, the Company will investigate specific customers with balances exceeding 60 days. The Company will contact the customers, and often, there are pending chargebacks and rebates which will offset the receivable balance. The customer must then process those credits, and forward them to Lannett for approval and processing. Once that is completed, the accounts receivable balance is reduced, bringing the Gross DSO closer to 60 days, and the reserve for chargebacks and rebates is reduced.”

b.	In addition to indicating that the Company is over-reserved, a net DSO calculation of less than 60 days may occur when a new product has been sold to a wholesale customer. Usually, that new product requires higher incentives. Higher incentives translate to a higher reserve and a lower net AR balance, which in turn results in a lower net DSO calculation. Additional disclosure will include this information on amended documents.
SEC Comment #7
Once completed, the Company should file all amendments of Forms 10-Q and 10-K on EDGAR.
Lannett Response:
All amended forms will be filed on EDGAR.